UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Announces the Appointment of Global Chief Commercial Officer and General Manager of CASI China

On January 29, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”), announced the appointment of Mr. Huang Hai as the Global Chief Commercial Officer (Executive Vice President) and General Manager of CASI China, effective January 29, 2024. Mr. Huang will be instrumental in leading the development of CASI's global commercialization strategy, overseeing the establishment of a global business system, and managing market expansion and strategic business partnerships.

Mr. Huang, holding a Bi-MBA from Peking University and an undergraduate degree in Biochemistry from Lanzhou University, has over 27 years of experience in the pharmaceutical industry. Prior to joining CASI, Mr. Huang held the CEO role at Fosun Kite and senior executive roles at multinational pharmaceutical companies such as Pfizer China, Medtronic and Sanofi, where he was accountable for general business operation and management, and earlier marketing, sales and brand management, to drive business growth and market share. Mr. Huang currently also holds positions as the Executive Director of the Shanghai CGT Special Committee and as a member of the Shanghai Industry-Academia-Research Expert Group Committee.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: January 29, 2024